Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 18, 2021)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated May 18, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 3 to the Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021 and declared effective by the Commission on May 18, 2021.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants (together, the “Warrants”), the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus. We will receive up to an aggregate of approximately $207,650,336.50 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash at a current exercise price of $11.50 per share, less the amount that will not be received due to cashless exercises.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On July 23, 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 23, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 23, 2021

QuantumScape Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39345	85-0796578
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1730 Technology Drive San Jose, California	95110
(Address of principal executive offices)	(Zip code)

(408) 452-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	QS.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.   Other Events

On July 23, 2021, QuantumScape Corporation (the “Company”) issued a press release announcing the redemption of all of its outstanding warrants (other than the Private Placement Warrants and the Working Capital Warrants (as defined in the Warrant Agreement)) to purchase shares of the Company’s Class A common stock that were issued under the Warrant Agreement, dated June 25, 2020, as amended on February 13, 2021 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 attached hereto and is incorporated herein by reference. None of this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01   Financial Statements and Exhibits

(d)    Exhibits

Exhibit No.	Description

99.1	Press Release dated July 23, 2021 announcing redemption of all outstanding warrants (other than the Private Placement Warrants and the Working Capital Warrants)

99.2	Notice of Redemption dated July 23, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 23, 2021

QUANTUMSCAPE CORPORATION

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Chief Legal Officer and Head of Corporate Development

Exhibit 99.1

QuantumScape Announces Redemption of Public Warrants

SAN JOSE, Calif. — July 23, 2021 — QuantumScape Corporation (“QuantumScape,” Class A Common Stock—NYSE: QS; Public Warrants—NYSE: QS.WS) today announced that it has elected to redeem, at 5:00 p.m. Eastern Daylight Time on August 24, 2021 (the “Redemption Date”), all of QuantumScape’s outstanding public warrants (“Public Warrants”) that were issued under the Warrant Agreement dated as of June 25, 2020, as amended on February 13, 2021 (the “Warrant Agreement”), by and between Kensington Capital Acquisition Corp. (“Kensington”) and Continental Stock Transfer & Trust Company, as warrant agent. The Public Warrants were originally issued in connection with Kensington’s initial public offering in June 2020 (the “IPO”), and subsequently assumed by QuantumScape in November 2020 in connection with the business combination by and among Kensington, Kensington Merger Sub Corp., and QuantumScape Battery, Inc.

Registered holders of Public Warrants will have until 5:00 p.m. Eastern Daylight Time on August 24, 2021 to exercise their Public Warrants. Each Public Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per Public Warrant (the “Exercise Price”). Each Public Warrant that remains outstanding as of the Redemption Date will be redeemed by QuantumScape for $0.01 (the “Redemption Price”). Any Public Warrants that remain unexercised at 5:00 p.m. Eastern Daylight Time on the Redemption Date will be delisted, void and no longer exercisable, and the holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price. If a holder of a Public Warrant does not wish for its Public Warrant to be redeemed, it must exercise such Public Warrant before 5:00 p.m. Eastern Daylight Time on the Redemption Date.

QuantumScape is exercising its right to redeem the Public Warrants pursuant to Section 6.1 of the Warrant Agreement that provides for the right to redeem all the outstanding Public Warrants if the last reported sales price of QuantumScape’s Class A Common Stock has been at least $18.00 per share on each of 20 trading days within the 30-trading-day period ending on the third business day prior to the date on which a notice of redemption is given. The reported sales price of QuantumScape’s Class A Common Stock has been at least $18.00 per share on each of 20 trading days within the 30-trading-day period ending on July 20, 2021.

As a result of the redemption, the Public Warrants will cease to be traded on the NYSE effective August 24, 2021.

As of the time of this press release, QuantumScape has 1,544,871 Public Warrants outstanding. If all such currently outstanding Public Warrants are exercised prior to the Redemption Date, QuantumScape will issue an aggregate of 1,544,871 shares of Class A Common Stock and receive potential gross exercise proceeds of approximately $17.8 million.

Warrants to purchase shares of Class A Common Stock that were issued under the Warrant Agreement in private placements simultaneously with the closing of the IPO, as well as in connection with working capital loans made by Kensington Capital Sponsor LLC to Kensington (all such warrants, the “Private Placement Warrants”) are still held by the initial holders or their permitted transferees are not subject to this redemption. However, QuantumScape is considering the possible redemption of the Private Placement Warrants at a future date in accordance with the terms of the Warrant Agreement.

None of QuantumScape, its board of directors or employees have made or are making any representation or recommendation to any warrant holder as to whether to exercise or refrain from exercising any warrants.

The shares of Class A Common Stock underlying the Public Warrants have been registered by QuantumScape under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-251433).

Beneficial holders desiring to exercise their Public Warrants should contact the brokerage firm holding their Public Warrants immediately to process their exercise to avoid redemption. Brokers will likely have an earlier deadline for beneficial holders to exercise their Public Warrants than the deadline for registered holders set forth above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of QuantumScape’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

The information in this press release includes a “forward-looking statement” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the treatment of the Public Warrants, the number of shares of Class A Common Stock to be issued, the proceeds to be received in connection with the exercise of Public Warrants prior to the Redemption Date and the Company’s intentions regarding the potential redemption of Private Placement Warrants.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside QuantumScape’s control and are difficult to predict, including, but not limited to, fewer than all holders of Public Warrants exercising their Public Warrants prior to the Redemption Date. The foregoing factor is not exhaustive. Readers are cautioned not to put undue reliance on forward-looking statements. Information about other factors that could materially affect QuantumScape is set forth under the “Risk Factors” section in the QuantumScape’s registration statement on Form S-1 filed with the Securities and Exchange Commission on May 17, 2021, and available on the SEC’s website at www.sec.gov.

Except as otherwise required by applicable law, QuantumScape disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Should underlying assumptions prove incorrect, actual results and projections could different materially from those expressed in any forward-looking statements.

About QuantumScape

QuantumScape is a leader in developing next-generation solid-state lithium-metal batteries for electric vehicles. The company is on a mission to revolutionize energy storage to enable a sustainable future. For more information, please visit www.quantumscape.com.

For Investors

John Sager, CFA

Head of Investor Relations

ir@quantumscape.com

For Media

media@quantumscape.com

Exhibit 99.2

July 23, 2021

NOTICE OF REDEMPTION OF PUBLIC WARRANTS

(CUSIP 74767V 117)

Dear Warrant Holder,

QuantumScape Corporation (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. Eastern Daylight Time on August 24, 2021 (the “Redemption Date”), all of the Company’s outstanding Public Warrants (as defined in the Warrant Agreement) (the “Warrants”) to purchase shares of the Company’s Class A common stock, $0.0001 par value per share (the “Common Stock”) for a redemption price of $0.01 per Warrant (the “Redemption Price”), that were issued under the Warrant Agreement, dated as of June 25, 2020, as amended on February 13, 2021 (the “Warrant Agreement”), by and between the Company’s predecessor company, Kensington Capital Acquisition Corp. (“Kensington”), and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as part of the units sold in Kensington’s initial public offering (the “IPO”). Each Warrant entitles the holder thereof to purchase one share of Common Stock for a purchase price of $11.50 per whole share, subject to adjustment. Any Warrants that remain unexercised at 5:00 p.m. Eastern Daylight Time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” Warrants to purchase shares of Common Stock that were issued under the Warrant Agreement in private placements simultaneously with the closing of the IPO , as well as in connection with working capital loans made by Kensington Capital Sponsor LLC to Kensington and are still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Warrants are listed on the New York Stock Exchange under the symbol “QS.WS” and the Common Stock is listed on the New York Stock Exchange under the symbol “QS.” On July 22, 2021, the last reported sale price of the Warrants was $11.90, and the last reported sale price of the Common Stock was $23.42 per share. We expect that the New York Stock Exchange will suspend trading in the Warrants prior to the opening of trading on the Redemption Date and that the last day of trading will be the immediately preceding trading day, which is expected to be August 23, 2021.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. Eastern Daylight Time on the Redemption Date. At 5:00 p.m. Eastern Daylight Time on the Redemption Date and thereafter, the Warrants will no longer be exercisable and the holders of unexercised Warrants will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants. Note that the act of exercising is VOLUNTARY, meaning holders must instruct their broker to submit the Warrants for exercise.

The Company is exercising this right to redeem the Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Warrants if the last sales price of the Common Stock reported has been at least $18.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which a notice of redemption is given. The last sales price of the Common Stock has been at least $18.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on July 20, 2021 (which is the third trading day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Warrant holders have until 5:00 p.m. Eastern Daylight Time on the Redemption Date to exercise their Warrants to purchase shares of Common Stock. Warrants may only be exercised for cash. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per whole share (the “Exercise Price”).

Payment of the exercise funds may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants since the process to exercise is VOLUNTARY.

Persons who are holders of record of their Warrants may exercise their Warrants by sending:

1. The Warrant Certificate;

2. A fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Warrants being exercised; and

3. The exercise funds via wire transfer to:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor New York, NY 10004

Attention: Compliance Department

Telephone: (212) 509-4000

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and the exercise funds must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. Eastern Daylight Time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase together with the related Warrant Certificate and exercise funds before such time will result in such holder’s Warrants being redeemed at the Redemption Price of $0.01 per Warrant and not exercised.

For holders of Warrants who hold their Warrants in “street name,” provided that the Exercise Price for the Warrants being exercised and a Notice of Guaranteed Delivery and the exercise funds are received by the Warrant Agent prior to 5:00 p.m. Eastern Daylight Time on the Redemption Date, broker-dealers shall have two business days from the Redemption Date to deliver the Warrants to the Warrant Agent. Any such Warrant received without an Election to Purchase and a Notice of Guaranteed Delivery having been duly executed and fully and properly completed or the exercise funds being submitted will be deemed to have been delivered for redemption at the Redemption Price of $0.01 per Warrant, and not for exercise.

PROSPECTUS

A prospectus covering the shares of Common Stock issuable upon the exercise of the Warrants (and the supplements thereto) is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-251433) (the “SEC”). The SEC also maintains an Internet website that contains a copy of this prospectus. The address of this site is https://www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our investor relations website (ir.quantumscape.com).

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. Eastern Daylight Time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

*********************************

Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,
QUANTUMSCAPE CORPORATION

/s/ Kevin Hettrich
Name: Kevin Hettrich
Title: Chief Financial Officer

ANNEX A

QUANTUMSCAPE CORPORATION

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive                  shares of Common Stock and herewith tenders payment for such shares of Common Stock, $0.0001 par value per share (the “Common Stock”) to the order of QuantumScape Corporation (the “Company”) in the amount of $                  in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Common Stock be registered in the name of                 , whose address is                  and that such shares of Common Stock be delivered to                  whose address is                 .

(Date)
(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE)) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.